Exhibit 99.81

Collective Mining Encounters Strong Porphyry Mineralization in the
Current Hole being Drilled at Trap; Mobilizes a Second Rig

Toronto, Ontario, February 6, 2024 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF, FWB: GG1) (“Collective” or the “Company”) is pleased to announce that a second rig has been mobilized to the Trap target (“Trap”) due to strong visual mineralization observed in follow up drilling currently underway. Trap is one of a series of porphyry targets within the Company’s Guayabales Project located in Caldas Colombia. The Company’s 2024 exploration plan includes up to 40,000 metres of diamond drilling with three rigs currently operating and a fourth rig anticipated to start drilling by the middle of February 2024.

Trap Highlights (see Figures 1-4)

●	The Company recently announced the discovery of a gold rich porphyry system at Trap which is located approximately 3.5 kilometres to the northeast of the flagship Apollo system. The Trap target covers a large surface area measuring approximately 2 kilometres by 2 kilometres with assay results previously announced on January 18, 2024 for the initial three drill holes as follows:

o	102.2 metres @ 1.53 g/t AuEq (TRC-1)
o	646.0 metres @ 0.81 g/t AuEq (TRC-2, bottomed in mineralization) including;
▪	301.5 metres @ 1.01 g/t AuEq from 19.5 metres depth
o	159.75 metres @ 1.04 g/t AuEq (TRC-3)

●	Geological inspection of the initial three discovery holes plus interpretation of precious and base metal assay data suggests that the Company has only drill tested the upper levels of a porphyry system consisting of overprinting early and late-stage porphyry veins associated with a pervasive phyllic (sericite - chlorite - sulphide) alteration assemblage. On January 19, 2024 a follow up drill hole was initiated from Pad 2 to test the mineralized system at depth and is currently coring in a southeast direction at approximately 745 metres in length.

●	Visual observation of the current drill hole is showing a noticeable increase in total sulphide content and alteration in comparison to the prior holes with three overprinting styles of mineralization being observed as follows:

o	Porphyry quartz veins containing pyrite and minor chalcopyrite
o	Late crosscutting sheeted carbonate base metal (“CBM”) veinlets enriched in sphalerite and galena
o	Dark polymetallic sheeted veinlets

●	Sufficiently encouraged by the deeper drill hole visuals, the Company is mobilizing a second drill to Trap with drilling anticipated to commence in the coming days. Additional assay results from Trap are expected in Q1 2024.

David Reading, Special Advisor to the Company commented: “The current drill hole at Trap is very exciting as it highlights the presence of stockwork and sheeted porphyry veins which relates to pulses of mineralized fluids typical of large systems. Additionally, based on core inspection of this hole, there is a noticeable increase in total sulphide content relative to the discovery holes previously announced by the Company.”

Richard Tosdal, Special Advisor to the Company added: “The current drill hole appears to start at the margin of a porphyry system and then enters porphyry quartz diorite with sheeted quartz veins surrounded by pervasive phyllic alteration assemblages composed of sericite (probably muscovite), chlorite and sulphides typical of the upper parts of porphyry copper-gold systems.”

Figure 1: Core Photos Highlights From the Current Drill Hole Underway at Trap

Figure 2: Plan View of the Trap Target and Visual Results From the Hole Currently Underway

Figure 3: Drill Core Tray Photo Highlighting Overprinting Styles of Porphyry Mineralization

Figure 4: Plan View of the Guayabales Project Highlighting the Trap Target Area

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s near-term objective is to drill the shallow portions of the Apollo system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol "CNL", on the OTCQX under the trading symbol “CNLMF” and on the FWB under the trading symbol “GG1”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.